FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                              HSBC BANK CANADA
                 FIRST QUARTER 2005 RESULTS - HIGHLIGHTS

* Net income attributable to common shares was C$108 million for the quarter ended 31 March 2005, an increase of 20.0 per cent over the same period in 2004.

* Return on average common equity was 20.9 per cent tor the quarter ended 31 March 2005 compared with 21.3 per cent for the same period in 2004.

* The cost:income ratio was 53.0 per cent for the quarter ended 31 March 2005 compared with 56.0 per cent for the same period in 2004.

* Total assets were C$45.0 billion at 31 March 2005 compared with C$38.6 billion at 31 March 2004.

* Total funds under management were C$18.1 billion at 31 March 2005 compared with C$15.8 billion at 31 March 2004.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$108 million for the quarter ended 31 March 2005, an increase of C$18 million, or
20.0 per cent, from C$90 million for the first quarter of 2004. Net income for the first quarter of 2005 benefited from higher net interest income due to growth in the balance sheet, a stable credit environment, and growth in non-interest revenue.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said; "Results for the start of 2005 were good. Consumer and commercial loan growth continues to be strong as a result of our business initiatives. In addition, asset growth benefited from continued low interest rates, and a stable credit and economic environment. This has resulted in higher net interest income and activity-based fee revenue. However, net interest margins continue to be a challenge for us, and the industry as a whole. Our wealth management business was solid and generated increased investment administration fees in the first quarter of 2005 despite some equity market volatility. Revenue was higher in the quarter from merchant banking, and Corporate, Investment Banking and Markets activities.

"We will continue to invest in our business to improve our strong customer service and enhance efficiencies. Our focus will be to continue to build profitable relationships across all of our customer groups to maintain this positive momentum through the remainder of 2005."

Net interest income

Net interest income for the quarter ended 31 March 2005 was C$237 million compared with C$216 million in the same quarter of 2004, an increase of C$21 million, or 9.7 per cent. Growth in the balance sheet continued to be strong in the first quarter of 2005, and was aided by continued low interest rates. The first quarter of 2005 also benefited from the acquisition of the former Intesa Bank Canada ("Intesa") in the second quarter of 2004.

The net interest margin, as a percentage of average interest earning assets, was
2.44 per cent for the quarter ended 31 March 2005 compared with 2.57 per cent for the same period in 2004. Consistent with the trends in the industry over the past two years, net interest margins continue to be impacted by extremely competitive product pricing across all customer groups, particularly in personal financial services, and the continued low interest rate environment.

Non-interest revenue

Non-interest revenue was C$144 million for the quarter ended 31 March 2005 compared with C$127 million in the same quarter of 2004, an increase of C$17 million, or 13.4 per cent. Commercial credit fees were higher in 2005 due to increased activity resulting from a continued improvement in the economy in Canada and the continued low interest rate environment. Investment administration fees were higher due to growth in assets managed in our Portfolio Advantage and Private Investment Management services. Trading revenue was higher due to gains realized from merchant banking activities. During the first quarter of 2005, we recognized C$13 million in gains from the securitisation of C$434 million of residential mortgages and C$215 million of consumer loans. The gains were partially offset by life-to-date adjustments on the retained interests of previous securitisations. Other non-interest revenue in the first quarter of 2005 included C$5 million resulting from the adoption of new accounting standards for the valuation of investment company assets which are now required to be held at fair value, compared with historical cost and accumulated income.

Non-interest expenses

Non-interest expenses were C$202 million for the quarter ended 31 March 2005 compared with C$192 million in the same quarter of 2004, an increase of C$10 million, or 5.2 per cent. Salaries and benefits in the first quarter of 2005 were higher than in the first quarter of 2004 due largely to an increased employee base resulting from the acquisition of Intesa and from investments in the branch network, wealth management business, and other delivery channels. Other non-interest expenses included a net credit on successful resolution of certain commodity tax issues from previous years. This was offset by higher administrative and information technology service fees from increased business activity.

Credit quality and provision for credit losses

The provision for credit losses was C$8 million for the quarter ended 31 March 2005 compared with C$14 million in the first quarter of 2004. The lower provision reflects the stable asset quality and credit performance of the loan portfolio in the quarter. Corporate default rates have been relatively low due to the improved economic conditions in Canada and the United States.

Gross impaired loans were C$146 million, C$36 million, or 19.8 per cent, lower compared with C$182 million at 31 December 2004, and C$56 million, or 27.7 per cent, lower compared with C$202 million at 31 March 2004. Total impaired loans, net of specific allowances for credit losses, were C$85 million at 31 March 2005 compared with C$112 million at 31 December 2004 and C$138 million at 31 March 2004. The general allowance for credit losses was C$282 million compared with C$279 million at 31 December 2004 and C$258 million at 31 March 2004. The total allowance for credit losses, as a percentage of loans outstanding, was 1.15 per cent at 31 March 2005 compared with 1.22 per cent at 31 December 2004 and 1.24 per cent at 31 March 2004.

Income taxes

The effective tax rate in the first quarter of 2005 was 34.1 per cent compared with 38.1 per cent in the first quarter of 2004. The reduction in the quarter reflected an adjustment to the net realizable values of certain future income tax assets. Excluding this adjustment, the effective income tax rate would have been 37.1 per cent.

Balance sheet

Total assets at 31 March 2005 were C$45.0 billion, an increase of C$1.7 billion from 31 December 2004, and C$6.4 billion, or 16.6 per cent from 31 March 2004. The growth in assets during the first quarter of 2005 was driven by growth in commercial loans and higher investment securities, partially offset by the proceeds of securitisation activities in the quarter. The growth in assets from the first quarter of 2004 was due to growth across all customer groups, and was aided by the acquisition of Intesa in the second quarter of 2004.

Total deposits increased C$1.8 billion to C$35.6 billion at 31 March 2005 from C$33.8 billion at 31 December 2004 and were C$5.6 billion higher compared with 31 March 2004. The increase in the first quarter of 2005 was driven primarily from increased activity in the commercial customer group. Compared with the same quarter in 2004, the increase in deposits was from all customer groups, and was aided by the acquisition of Intesa.

Total assets under administration

Funds under management were C$18.1 billion at 31 March 2005 compared with C$17.7 billion at 31 December 2004 and C$15.8 billion at 31 March 2004. Including custody and administration balances, total assets under administration were C$23.9 billion compared with C$22.8 billion at 31 December 2004 and C$20.7 billion at 31 March 2004. Funds under management grew in the first quarter of 2005 despite challenging equity market conditions. Assets managed in our Portfolio Advantage and Private Investment Management products showed continued strong growth.

Capital ratios

The tier 1 capital ratio was 8.5 per cent and the total capital ratio was 10.8 per cent at 31 March 2005. This compares with 8.6 per cent and 11.0 per cent, respectively, at 31 December 2004 and 8.3 per cent and 10.9 per cent, respectively, at 31 March 2004. In the first quarter of 2005, we declared and paid a C$60 million dividend on our common shares.

Preferred share dividends

A regular dividend was declared on the Class 1 Preferred Shares - Series A of
39.0625 cents per share and an initial dividend was declared on the Class 1 Preferred Shares - Series C of 25.2198 cents per share. The dividends will be payable in cash on 30 June 2005, for shareholders of record on 18 June 2005.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With over 9,800 offices in 77 countries and territories and assets of US$1,277 billion at 31 December 2004, the HSBC Group is one of the world's largest banking and financial services organisations. Visit our website at hsbc.ca for more information about HSBC Bank Canada and our products and services.

Copies of HSBC Bank Canada's first quarter 2005 report will be sent to shareholders in May 2005.

Forward-looking financial information

This document contains forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and our net margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact our results and financial condition.



Summary
                                                            Quarter ended
Figures in C$ millions
  (except per share amounts)                    31Mar05      31Dec04     31Mar04

Earnings
Net income attributable
  to common shares                                  108           86         90
Basic earnings per share                           0.22         0.18       0.19

Performance ratios (%)
Return on average common equity                    20.9         16.6       21.3
Return on average assets                           0.99         0.80       0.95
Net interest margin                                2.44         2.38       2.57
Cost:income ratio                                  53.0         55.6       56.0
Non-interest revenue:
  total revenue ratio                              37.8         38.4       37.0

Credit information
Impaired loans                                      146          182        202
Allowance for credit losses
- Balance at end of period                          343          349        322
- As a percentage of impaired loans                 235%         192%       159%
- As a percentage of loans outstanding             1.15%        1.22%      1.24%

Average balances
Assets                                           44,180       43,008     38,061
Loans                                            28,841       28,235     25,423
Deposits                                         34,704       32,640     29,895
Common equity                                     2,098        2,070      1,711


Capital ratios (%)
Tier 1                                              8.5          8.6        8.3
Total capital                                      10.8         11.0       10.9

Total assets under administration
Funds under management                           18,084       17,687     15,775
Custodial accounts                                5,797        5,077      4,971
Total assets under administration                23,881       22,764     20,746

Consolidated Statement of Income (Unaudited)

                                                     Quarter Ended
Figures in C$ millions                          31Mar05      31Dec04     31Mar04
(except per share amounts)

Interest and dividend income
Loans                                               374          366        340
Securities                                           24           22         21
Deposits with regulated
financial institutions                               30           26         14
                                                    428          414        375
Interest expense
Deposits                                            184          177        150
Debentures                                            7            8          9
                                                    191          185        159

Net interest income                                 237          229        216
Provision for credit losses                           8           22         14
Net interest income after
  provision for credit losses                       229          207        202

Non-interest revenue
Deposit and payment service
  charges                                            20           20         20
Credit fees                                          22           21         18
Capital market fees                                  32           32         32
Investment administration fees                       17           15         14
Foreign exchange                                     17           18         17
Trade finance                                         7            6          6
Trading revenue                                       5            2          2
Securitisation income                                 8            4          6
Other                                                16           25         12
                                                    144          143        127

Net interest and non-interest
  revenue                                           373          350        329

Non-interest expenses
Salaries and employee benefits                      109          107        100
Premises and equipment                               27           22         27
Other                                                66           78         65
                                                    202          207        192

Income before the undernoted                        171          143        137
Effect of accounting change                           -            -         14
Income before provision and
  non-controlling interest in
  income of trust                                   171          143        151
Provision for income taxes                           57           51         56
Non-controlling interest in
  income of trust                                     4            4          4
Income from continuing operations                   110           88         91
Income from discontinued
  operations  ^                                       -            -          1
Net income                                          110           88         92
Preferred share dividends                             2            2          2
Net income attributable to
  common shares                                     108           86         90

Average common shares
  outstanding (000)                             488,668      488,668    471,168

Basic earnings per share (C$)                      0.22         0.18       0.19


^ Reflects the sale of HSBC Canadian Direct Insurance Incorporated effective 30 April 2004.



Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions                At 31Mar05      At 31Dec04      At 31Mar04

Assets
Cash and deposits with Bank of Canada        212             328             446
Deposits with regulated financial
  institutions                            4,923            4,094           3,933
                                          5,135            4,422           4,379

Investment securities                     3,085            1,967           1,997
Trading securities                        1,029            1,055             758
                                          4,114            3,022           2,755

Assets purchased under reverse
  repurchase agreements                   1,437            2,264           1,279

Loans
 - Businesses and government             14,387           13,450          12,213
 - Residential mortgage                  11,862           11,966          10,965
 - Consumer                               3,465            3,252           2,860
 - Allowance for credit losses            (343)            (349)           (322)
                                         29,371           28,319          25,716

Customers' liability under acceptances    3,675            3,754           3,249
Land, buildings and equipment                99              101             102
Other assets                              1,145            1,381           1,119
                                          4,919            5,236           4,470
Total assets                             44,976           43,263          38,599

Liabilities and shareholders' equity
   Deposits
 - Regulated financial institutions         843              635             631
 - Individuals                           15,111           14,818          14,185
 - Businesses and governments            19,630           18,395          15,150
                                         35,584           33,848          29,966

Acceptances                               3,675            3,754           3,249
Assets sold under repurchase agreements      61               23              47
Other liabilities                         2,752            2,785           2,740
Non-controlling interest in trust
  and subsidiary                            230              230             230
                                          6,718            6,792           6,266

Subordinated debentures                     427              426             506

Shareholders' equity
 - Preferred shares                         125              125             125
 - Common shares                          1,125            1,125             950
 - Contributed surplus                      179              177             171
 - Retained earnings                        818              770             615
                                          2,247            2,197           1,861
Total liabilities and shareholders'
  equity                                 44,976           43,263          38,599


Condensed Consolidated Statement of Cash Flows (Unaudited)



                                                  Quarter ended
Figures in C$ millions                  31Mar05          31Dec04         31Mar04

Cash flows provided by/(used in):
 - operating activities                     405               60             426
 - financing activities                   1,662              669             592
 - investing activities                 (1,591)            (578)           (834)

Increase in cash and cash
  equivalents                               476              151             184
Cash and cash equivalents, beginning
  of period                               4,007            3,856           3,449
Cash and cash equivalents, end of
  period                                  4,483            4,007           3,633

Represented by:
 - Cash resources per balance sheet       5,135            4,422           4,379
 - less non-operating deposit ^           (652)            (415)           (746)
 - Cash and cash equivalents, end of
    period                                4,483            4,007           3,633


^ Non-operating deposits are comprised primarily of cash that reprices after 90 days and cash restricted for recourse on securitisation transactions.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: